UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

August 10, 2026
Commission File Number: 001-31269

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ALCON INC.
(Registrant Name)

Rue Louis-d'Affry 6
1701 Fribourg, Switzerland
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F: Form 20-F ☒     Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release issued by Alcon Inc. dated August 10, 2026
99.2	Alcon Inc. Interim Financial Report
101	Inline XBRL Document Set for the condensed consolidated financial statements and accompanying notes included in this Form 6-K
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALCON INC.

Date:	August 10, 2026	By:	/s/ David J. Endicott
Name: David J. Endicott
Title: Authorized Representative

Date:	August 10, 2026	By:	/s/ Timothy C. Stonesifer
Name: Timothy C. Stonesifer
Title: Authorized Representative

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